Duke Energy®
Geração Paranapanema

Av. Nações Unidas, 12.901, 30° andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

06013022

82-4979

São Paulo, April 25, 2006

To
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20.549
U.S.A.

Ref.: **Duke Energy International, Geração Paranapanema S.A.**

SUPPL

Dear Sirs,

This is to inform that the shareholders representing more than 90 % of the voting stock of **Duke Energy International, Geração Paranapanema S.A.** attended the Ordinary General Shareholders' Meeting held on this date, in order to deliberate about the following agenda: (i) to review, discuss, and approve the Annual Management Report on the Company's business and relevant administrative matters, the Balance Sheets and other Financial Statements of the Company, regarding the financial year ended on December 31, 2005; (ii) to resolve on the allocation of profits and apportionment of dividends; (iii) the appointment of the member of the Board of Directors elected by the Company's employees on January 30, 2006; (iv) election of a member of the Board of Directors of the Company, in view of the resignation submitted by board member Brent C. Bailey, elected at the Extraordinary General Meeting held on October 27, 2005; and (v) the election of the members of the Board of Auditors of the Company for fiscal year of 2006.

After that the relevant clarifications were made, the Balance Sheet, the Statement of Changes in Shareholders' Equity, the Profit and Loss Statement, and the Source and Application of Funds Statement for the fiscal year ended on December 31, 2005 were

dlw 5/2

04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

unanimously approved, as originally published in the newspapers "Diário Oficial Empresarial" and "Gazeta Mercantil" on March 24, 2006.

The shareholders further approved the Management's proposal for declaration of dividends in the total amount of fifty-nine million nine hundred and twenty-seven thousand three hundred and sixty-eight *reais* and ninety-seven *centavos* (R$ 59,927,368.97), which shall be charged to the Company's reserve account for accrued profits, and apportioned ratably to the shares of the company's corporate capital, as follows: twenty-eight million eight hundred and eighty-one thousand one hundred and eighty-five *reais* and ten *centavos* (R$ 28,881,185.10) to preferred shares, and thirty-one million forty-six thousand one hundred and eighty-three *reais* and eighty-seven *centavos* (R$ 31,046,183.87) to common shares, i.e., R$ 0.639578236 for the lot of one thousand shares, regardless of their kind, to be credited to the shareholders on June 30th, 2006.

The shareholders also ratified, for unanimity, the appointment of the member of the Board of Directors elected by the employees of the Company in the election occurred on January 30, 2006, remaining elect Mr. Persi Marcondes, with term of mandate valid until October 27, 2008, or until his replacement. The new Director shall be invested into office upon signing of the competent instrument of investiture, drawn up in the company's corporate book.

Immediately thereafter, the Shareholders took cognizance of the resignation tendered by Mr. Brent C. Bailey, who had been elected as sitting member of the Board of Directors at the Extraordinary General Meeting held on October 27, 2005. The Shareholders elected Mrs. Andrea Elisabeth Bertone as the new sitting member of the Board of Directors, who will serve until October 27, 2008, or until her replacement. The new Director shall also be invested into office upon signing of the competent instrument of investiture, drawn up in the company's corporate book.

In spite of the absent of the minority shareholders at the meeting, the controlling shareholder decided to install the Audit Committee for fiscal year 2006 and the

Energy®
Geração Paranapanema

Av. Nações Unidas, 12.901, 30° andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

following individuals were appointed therefor, effective members: (a) Sr. Olavo Fortes Campos Rodrigues Junior; (b) Sr. Silvio Abrahão Laban Neto; and (c) Sr. Pedro Antonio Batista Martins; and alternate, (d) Sr. Renato César Moreira Braga; (e) Sr. Marcos André Vinhas Catão; (f) Sr. Valtier Buck Teixeira. On account of the fact that the minority were absent, they shall have the prerogative to appoint their members to the Audit Committee in a general shareholders meeting yet to be summoned, after which general shareholders meeting all the appointees shall be vested into office upon the execution of the proper form in the relevant corporate book.

We remain at your entire disposal should you need any additional clarification on the matters.

DUKE ENERGY INTERNATIONAL,
GERAÇÃO PARANAPANEMA S.A.

By. ______________________

Wagner Bertazo
Financial/Investors' Relationship Officer